Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Company’s consolidated financial statements and related notes appearing elsewhere in this report. In addition to historical information, this discussion and analysis here and throughout this report contains forward-looking statements that involve risks, uncertainties, and assumptions.

Overview

Phaos Technology Holdings (Cayman) Limited (the “Company”) is an investment holding company incorporated on March 7, 2024 under the laws of the Cayman Islands. The Company through its subsidiary assembling and commercialization of such advanced microscopy-related solutions, technologies and products. Using its patented microsphere-assisted technology, the Company can significantly increase the magnification of existing traditional optical microscope by up to 4 times compared to its competitors, hence allowing clients to see beyond the optical limit in an effective manner. Currently, it is the only commercially available advanced optical microscope that can see below the 200nm optical limit, within a commercially viable working distance.

Our business is primarily involved on the assembling and commercialization of advanced microscopy-related solutions, technologies and products tailored for precision measurement and magnification purposes. Our product range includes microscopy solutions, featuring:

i)	Super-resolution imagers capable of achieving imaging down to 137 nm;
ii)	Specialized microscopes designed to meet the diverse needs of various industries; and
iii)	Three-dimensional (3-D) real-time image magnifiers for enhanced visualization.

Traditional optical microscopes are able to see up to 220 nm, while our solution allows users to see up to 137 nm. As a result, we believe that this is considered by the optical industry as a super resolution optical microscopy solution.

In addition to our hardware offerings, we currently provide complimentary proprietary software, which is developed in-house. This software includes Artificial Intelligent (“AI”) components that allows our customers to perform recognition patterns for research, quality assurance and control (“QA/QC”), as well as diagnostics purposes. The in-house software is meticulously crafted to complement our product line ensuring seamless integration and optimized its performance for our customers.

For the six-month periods ended October 31, 2024 and 2025, the provision of microscopy products contributed to 80.9% and 92.5% of our revenue, respectively.

We distribute our microscopy products with software solutions through an extensive network of distributors, primarily in Singapore and expanding across regions such as Southeast Asia and South Asia. Our microscopy solutions accommodate a diverse range of applications enabling us to serve a wide range of customer needs and capitalize on emerging growth opportunities in the region. Our diverse customer base primarily includes industries with usage in fields such as manufacturing, research & development, biomedical, semiconductors, Printed Circuit Board (“PCB”), electronics, precision engineering, injection molding, research, healthcare, quality assurance and control (“QA/QC”), and diagnostics. Our business strategic focus involves strengthening our market position in Singapore and progressively expanding into the Southeast Asian region.

We believe in our strong corporate culture which emphasizes the creation of shareholder value. In the six-month period ended October 31, 2025, business in Singapore contributed to 83.3% of our Group’s revenue. For the six-month period ended October 31, 2024, our revenue was S$63,129. For the six-month period ended October 31, 2025, our revenue was S$87,617. This is an increase of 38.8% in revenue. Our net loss and accumulated deficit was S$2,019,092 and S$9,049,158 respectively for October 31, 2024, while our net loss and accumulated deficit was S$1,505,248 (US$1,156,784)   and S$13,672,378 (US$10,507,222)   for October 31, 2025. This signifies a decrease of 25.4% and an increase of 51.1%   for net loss and accumulated deficit.

Known Trends and Uncertainties

The following trends and uncertainties are reasonably likely to have a material impact on our results of operations, financial condition, and liquidity:

Going Concern and Liquidity Risk. As discussed elsewhere in this report, there is substantial doubt about our ability to continue as a going concern. As of October 31, 2025, we had a cash balance of only S$54,989 (approximately US$42,259) and incurred negative cash flow from operations of S$1,291,946 (approximately US$992,859) during the six-month period then ended. Our ability to continue as a going concern is dependent upon management’s ability to successfully execute on its capital raising strategy, continued support from major shareholders, and our ability to increase revenues and reduce operating expenses. There can be no assurance that these measures will be successful or that we will be able to obtain additional financing on acceptable terms, or at all. This uncertainty is reasonably likely to continue to have a material adverse effect on our financial condition, results of operations, and ability to pursue our business strategy.

Customer Concentration. For the six-month period ended October 31, 2025, our top five customers accounted for 85.0% of our total revenue, with our largest customer accounting for 26.2% of total revenue. The loss of any one of these significant customers, or a substantial reduction in their purchases, could have a material adverse effect on our revenue and results of operations. We are actively seeking to diversify our customer base, but there can be no assurance that we will be successful in these efforts or that customer concentration will decrease.

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Geographic Concentration. For the six-month period ended October 31, 2025, approximately 83.3% of our revenue was derived from customers in Singapore. This geographic concentration exposes us to risks related to the Singapore economy, including changes in demand, currency fluctuations, and regulatory changes specific to that market. While we are pursuing expansion into Southeast Asia and South Asia, there can be no assurance that we will be successful in these efforts.

Workforce Reduction. As of October 31, 2025, our workforce consisted of 10 full-time employees, a reduction from 25 employees as of April 30, 2025. While this restructuring has contributed to a reduction in our monthly operating cash burn to less than S$200,000 per month, there can be no assurance that we will be able to maintain this reduced cost structure while pursuing our growth objectives, or that the reduction in workforce will not adversely impact our ability to execute on our business strategy, maintain product quality, or serve our customers.

Key Factors Affecting the Results of Our Group’s Operations

Our operating results are primarily affected by those factors set out in the below sections:

Supply chain interruptions

Supply chain interruptions pose significant challenges to businesses, impacting operations, production, and ultimately, the ability to meet customer demand. We conduct a comprehensive analysis of the supply chain to identify potential vulnerabilities and points of failure. This includes assessing dependencies on critical suppliers, geographical risks, transportation logistics, and regulatory compliance issues. The Group will strengthen relationships with key suppliers through open communication, collaboration, and regular performance evaluations. We develop robust contingency plans to address potential supply chain disruptions, including natural disasters, geopolitical events, trade disputes, and pandemics. These plans include clear protocols and procedures for activating contingency measures swiftly and effectively when disruptions occur. By proactively addressing supply chain interruptions and implementing risk management strategies, businesses can enhance our resilience and mitigate the impact of disruptions on operations and customer satisfaction.

Fluctuations in material prices and quantities

Fluctuations in material prices and quantities can significantly affect the cost of assembling microscopy products. To mitigate these impacts, we implement effective inventory management practices, optimizing levels based on demand forecasts and lead times. Maintaining adequate buffer stocks helps offset sudden price increases or supply shortages. Additionally, we continuously assess cost reduction strategies such as process optimization and exploring alternative materials or components with similar performance at lower costs. These measures not only reduce overall production costs but also enhance our resilience to price fluctuations. By implementing these strategies, we can better manage our susceptibility to market volatility, strengthening our competitiveness and ensuring sustained performance in the market.

Pricing and profitability

Setting the right pricing strategy for our microscopy products is crucial for generating revenue and achieving profitability. We provide the software as a complimentary product to our microscopy products. Other factors such as market demand, tight competition, product differentiation, and perceived value all influence our pricing decisions. Balancing affordability with profitability is essential to attract customers while maximizing our returns. Similarly, choosing the right distribution channels for selling microscopy equipment can impact sales volume, reach, and profitability. While we previously marketed through direct channels such as our in-house sales team and organic growth through inbound calls, mail and social media., we now market through indirect channels, such as distributors, and while it provides broader market coverage, we are currently uncertain as to whether it may or may not result in lower margins due to many other external macro-factors in play such as competitors, innovation within the optical industry as well as the general economic environment.

Compliance with health, and safety regulations

Compliance with health and safety regulations is paramount to our business operations, as non-compliance can lead to penalties and reputational damage. We closely monitor existing regulations and proactively adapt our practices to ensure compliance. Additionally, we stay vigilant regarding new and evolving laws and regulations that may impact our operations. To mitigate the risks associated with regulatory changes, we maintain robust internal controls and processes focused on compliance with health and safety regulations. This includes conducting regular audits, implementing training programs for employees, and engaging with regulatory authorities to stay informed about emerging requirements. By prioritizing compliance with health and safety regulations and staying abreast of regulatory developments, we aim to safeguard our business against potential penalties and reputational harm while fostering a safe and sustainable operating environment.

Inflation

Inflation can drive the prices of raw materials and components used in our microscopy products upwards. This increase in material costs can be attributed to various factors, including supply chain disruptions, and fluctuations in commodities prices. Energy prices, particularly crude oil prices, can impact transportation and production costs as well. Overall, we may face higher procurement costs for essential components and materials as well as elevated expenses for transportation, energy and labor. To mitigate the effects of inflation on material costs and profit margins, we will continuously assess cost reduction strategies, including exploring alternative sources of materials.

Critical Accounting Policies

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below. Refer to “Note 2 — Summary of significant accounting policies” to the unaudited condensed consolidated   financial statements included for more detailed information regarding our critical accounting policies.

Revenue recognition

The Company follows the revenue requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC”) 606”). The core principle underlying the revenue recognition of this ASC allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

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To achieve that core principle, the Company applies the five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services.

We currently generate our revenues from the following main sources:

Sales of microscopes and parts

The Company sells microscopes and parts. Revenue is recognized when the goods are delivered to the customer and all criteria for acceptance have been satisfied. The goods are often sold with the right of return.

The amount of revenue recognized is based on the transaction price, which comprises the contractual price. Based on the Company’s experience with similar types of contracts, variable consideration is typically constrained and is included in the transaction only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

At the end of each reporting date, the Company updates its assessment of the estimated transaction price, including its assessment of whether an estimate of variable consideration is constrained. The corresponding amounts are adjusted against revenue in the period in which the transaction price changes. The Company also updates its measurement of the asset for the right to recover returned goods for changes in its expectations about returned goods.

The Company has elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred where the amortization period of the asset that would otherwise be recognized is one year or less.

Income taxes

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carryforwards that can be utilized to offset future taxable income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for unaudited condensed consolidated   financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the year   ended April 30, 2025, and six-month period ended October 31, 2025. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Critical accounting estimates

The discussion and analysis of our financial condition and results of operations are based on our unaudited condensed consolidated   financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. These principles require us to make certain estimates and judgments that affect the amounts reported in our unaudited condensed consolidated   financial statements.

The useful life and impairment of long-lived assets

The judgment of long-lived assets, which include property and equipment, are being amortized over their useful lives and are not impaired are significant accounting estimates. We have estimated the useful life and residual value and concluded that no impairment loss was recognized as of October 31, 2024 and 2025. As of October 31, 2025, the carrying value of our property and equipment was S$208,047 (approximately US$159,884). If actual useful lives are lower than our estimates by 1 year(s), it would result in an annual depreciation expense adjustment of approximately S$87,208. Management believes its estimates are reasonable based on current operating conditions; however, changes in our business strategy, technological obsolescence, or other factors could result in material adjustments to these estimates.

Collectability of account receivables

We maintain an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. The Company writes off the receivable when it is determined to be uncollectible. As of October 31, 2025, our gross accounts receivable was S$47,623 (approximately US$36,598) and there was no credit losses. Given our concentration in a limited number of customers, and they are mainly government bodies, therefore the possibility of a deterioration in the financial condition of any significant customer is minimal.

Collectability of note receivables

We keep a close observation on the collection of note receivables to maintain an allowance for estimated credit losses inherent in the note receivables portfolio. To establish the required allowance, management considers historical losses, taking into account current market conditions and the borrower’s financial conditions to calculate the loss given default and probability of default for estimates on credit losses. The company writes off the receivable when it is deemed to be uncollectable. As of October 31, 2025, we had fully impaired our loan to PT Neura Integrasi Solusi, our Indonesian partner, in the amount of S$1,223,608. During the six-month period ended October 31, 2025, we received repayments of S$502,283, resulting in a reversal of impairment of S$102,283 recorded as reversal of allowance for expected credit loss of loan receivable. The ultimate collectability of the remaining balance and any further recoveries is uncertain and dependent on the financial condition of the borrower.

Recent Accounting Pronouncements

A discussion of recent accounting pronouncements is included in “Note 2—Summary of Significant Accounting Policies to our unaudited condensed consolidated   financial statements”.

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Results of Operations

Comparison of Six-Month Periods   Ended October 31, 2025 and 2024

The following table summarizes the consolidated results of our operations for the six-month periods   ended October 31, 2025 and 2024, respectively:

	For six-month periods ended October 31,
	2025		2024		Variance
	SGD	USD	SGD	USD	SGD	USD	% Change
Revenue	87,617	67,334	63,129	48,515	24,488	18,819	38.8%
Costs of Goods sold (excluding depreciation shown separately below)	(50,966)	(39,168)	(55,138)	(42,374)	4,172	3,206	(7.6)%

Employee benefits expense	(740,357)	(568,963)	(1,218,034)	(936,059)	477,677	367,096	(39.2)%
Research and Development expenses	-	-	(149,493)	(114,885)	149,493	114,885	(100.0)%
Depreciation expenses	(89,026)	(68,417)	(95,602)	(73,470)	6,576	5,053	(6.9)%
Operating lease expenses	(82,720)	(63,571)	(70,281)	(54,011)	(12,439)	(9,560)	17.7%
Other operating expenses	(771,045)	(592,549)	(546,188)	(419,745)	(224,857)	(172,804)	41.2%
Reversal of allowance for expected credit loss of loan receivable	102,283	78,605	-	-	102,283	78,605	0.0%
Loss from operations	(1,544,214)	(1,186,729)	(2,071,607)	(1,592,029)	527,393	405,300	(25.5)%

Non-operating income:
Other income	41,885	32,189	57,431	44,136	(15,546)	(11,947)	(27.1)%
Interest expense	(2,919)	(2,244)	(4,916)	(3,778)	1,997	1,534	(40.6)%
Total non-operating income, net	38,966	29,945	52,515	40,358	(13,549)	(10,413)	(25.8)%

Loss before income tax expense	(1,505,248)	(1,156,784)	(2,019,092)	(1,551,671)	513,844	394,887	(25.4)%
Income tax expense	-	-	-	-	-	-	0.0%
Net loss	(1,505,248)	(1,156,784)	(2,019,092)	(1,551,671)	513,844	394,887	(25.4)%

Total comprehensive income (loss)	(1,505,248)	(1,156,784)	(2,019,092)	(1,551,671)	513,844	394,887	(25.4)%

Basic and diluted earnings (loss) per share to ordinary shareholders	(0.06)	(0.04)	(0.08)	(0.06)	0.02	0.02	(25.0)%

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Revenue

We provide maintenance services through sales of microscopes and parts. The following table provides financial information for each of these operating groups:

	For six-month periods ended October 31,
	2025		2024		Variance
	SGD	USD	SGD	USD	SGD	USD	% Change
Revenue:
Sales of microscopes and parts	81,021	62,265	51,054	39,235	29,967	23,030	58.7%
Services	6,596	5069	12,075	9280	(5,479)	(4,211)	(45.4)%
Total	87,617	67,334	63,129	48,515	24,488	18,819	38.8%

Revenue as a percentage of total:
Sales of microscopes and parts	92.5%	92.5%	80.9%	80.9%
Services	7.5%	7.5%	19.1%	19.1%
Total	100.0%	100.0%	100.0%	100.0%

The principal activities of the Company for the six-month periods ended October 31, 2025 and 2024 were the sale of microscopy solutions, products and accessories. Our revenue for the six-month periods ended October 31, 2025 and 2024 was S$87,617 (approximately US$67,334) and S$63,129 (approximately US$48,515) respectively, representing an increase of S$24,488 or 38.8%. This increase in revenue was primarily attributable to an increase in sales volume resulting from diversification of our customer base in the region rather than changes in unit pricing, which remained largely unchanged during the period. Gross profit for the six-month period ended October 31, 2025 was S$36,651 (approximately US$28,166), representing a gross margin of 41.8%, compared to gross profit of S$7,991 (approximately US$6,142) and gross margin of 12.7% for the six-month period ended October 31, 2024. The improvement in gross margin was primarily due to improved product mix and more efficient utilization of production resources. In addition, we had zero product returns for the six-month periods ended October 31, 2025 and 2024.

Other Income

The following table provides financial information for the different types of Other Income:

	For six-month periods ended October 31,
	2025		2024		Variance
	SGD	USD	SGD	USD	SGD	USD	% Change

Interest income	1	1	5,832	4,482	(5,831)	(4,481)	(100.0)%
Government Grants	20,968	16,114	30,889	23,738	(9,921)	(7,624)	(32.1)%
Other	20,916	16,074	20,710	15,916	206	158	1.0%
	41,885	32,189	57,431	44,136	(15,546)	(11,947)	(27.1)%

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Our other income   showed a decrease of S$15,546 (approximately US$11,947) or 27.1% from S$57,431 (approximately US$44,136) for the six-month period ended October 31, 2024 to S$41,885 (approximately US$32,189) for the six-month period ended October 31, 2025, This was primarily attributable to a decrease in government grant for the six-month period ended October 31, 2025.

Cost of Goods Sold

	For six-month periods ended October 31,
	2025		2024		Variance
	SGD	USD	SGD	USD	SGD	USD	% Change

Tools and hardware and Production Labor	46,514	35,747	50,889	39,108	(4,375)	(3,361)	(8.6)%
Inward freight	4,452	3,421	4,249	3,265	203	156	4.8%
Total	50,966	39,168	55,138	42,373	(4,172)	(3,205)	(7.6)%

Our cost of goods sold   comprises mainly tools and hardware, production labor and inward freight. Our total cost of goods sold   increased by S$4,172 (approximately US$3,205) or by 7.6% from S$55,138 (approximately US$42,373) for the six-month period ended October 31, 2024, to S$50,966 (approximately US$39,168) for the six-month period ended October 31, 2025. This was primarily attributable to increase in sales for the six-month period ended October 31, 2025.

Payroll

As of April 30, 2025 we have 25 employees but as of October 31, 2025, the workforce consists of 10 full time employees. We enter into employment contracts with our full-time employees, which are not covered by collective bargaining agreements. The remuneration to our employees includes fixed salaries, performance-based bonuses, allowances and sales commissions for employees. We determine employees’ remuneration based on a number of factors including years of experience, qualifications and market rates.

Operating lease expenses

As of six-month period ended October 31, 2024, the Company has three office premise lease agreements with lease terms ranging from two to three years, and has paid a sum of S$70,281 for the six-month period ended October 31, 2024. As of six-month period ended October 31, 2025, the Company has four office premise lease agreements with lease terms ranging from two to three years, and has paid a sum of S$82,720 for the six-month period ended October 31, 2025. The company has a non-cancellable lease for an office premise located at The Curie Singapore Science Park Unit #04-01B, Singapore 118258 with a lease term extending over 3 years, which signify a longer commitment to this office space. As of April 30, 2025, the company entered to a lease agreement for office premises at Shophouse SH01-01, Binh Minh Garden Project, Duc Giang Ward, Long Bien District, Hanoi City, Vietnam with a lease term of 2 years.

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Other Operating Expenses

	For six-month periods ended October 31,
	2025		2024		Variance
	SGD	USD	SGD	USD	SGD	USD	% Change

Advertising fee and marketing cost	3,689	2,835	2,569	1,974	1,120	861	43.6%
Consultancy fee	133,974	102,959	28,000	21,518	105,974	81,441	378.5%
Professional and legal fees	76,063	58,454	24,751	19,021	51,312	39,433	207.3%
Travelling expenses	26,582	20,428	80,690	62,010	(54,108)	(41,582)	(67.1)%
Staff training	1,085	834	531	408	554	426	104.3%
Other expenses	529,652	407,039	409,647	314,814	120,005	92,225	29.3%
Total	771,045	592,549	546,188	419,745	224,857	172,804	41.2%

For the six-month periods ended October 31, 2024 and 2025, other operating expenses consist primarily of advertising fee and marketing cost, consultancy fee, professional and legal fees, travelling expenses, staff training and other expenses. Other expenses include accounting fees, bank service charges, entertainment and staff welfare, exchange gain or loss, repairs and maintenance, management fee and others. Operating expenses increased by S$224,857 (approximately US$172,804), or 41.2% from S$546,188 (approximately US$419,745) for the six-month period ended October 31, 2024 to S$771,045 (approximately US$592,549) for the six-month period ended October 31, 2025. The increase was primarily attributable to: (i) consultancy fees of approximately S$105,974 related to pre-IPO advisory services; and (ii) audit fees of approximately S$202,282 associated with the increased reporting requirements as a public company offset against a reduction of IPO expenses of approximately S$95,416 which is expected to be non-recurring as the Company’s initial public offering will be completed in November 2025. Management expects that certain of these IPO-related costs will not recur in future periods, although the Company will continue to incur ongoing public company compliance costs.

Finance expenses

Our finance expenses decreased by S$1,997 (approximately US$1,537) from S$4,916 (approximately US$3,778) for the six-month period ended October 31, 2024 to S$2,919 (approximately US$2,244) for the six-month period ended October 31, 2025. Such decrease was primarily due to interest expenses from loans as one of the loans was repaid in the year ended April 30, 2025.

Research and development expenses

The following table sets forth a breakdown of our research and development expenses for the periods indicated:

	For six-month periods ended October 31,
	2025		2024		Variance
	SGD	USD	SGD	USD	SGD	USD	% Change

Research and Development Expenses	-	-	149,493	114,885	(149,493)	(114,885)	(100.0)%

Total Research and Development expenses	-	-	149,493	114,885	(149,493)	(114,885)	(100.0)%

Research and development expenses primarily consisted of testing and retrieval of relevant test reports. Research and development expenses decreased by 100.0%, from S$149,943 (US$114,885) for the six-month period ended October 31, 2024 to non-incurrence   for the six-month period ended October 31, 2025. Non incurrence for the six-month period ended October 31, 2025 as the Company is focusing on sales as shown in the increase in sales from the six-month period ended October 31, 2024 S$63,129 to six-month period ended October 31, 2025 of S$87,617 (US$67,334).

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Impairment of loan receivable

For the six-month period ended October 31, 2025, there was a write-back on impairment of loan to third party by S$102,283 (approximately US$78,605).

Liquidity and Capital Resources

Our primary source of liquidity has been cash generated from our business operations, proceeds from equity and debt financing, and loans from our major shareholder, Tonghuai SG Enterprise Pte. Ltd. Historically, these sources have been sufficient to meet our working capital and capital expenditure requirements. However, as discussed below, there is substantial doubt about our ability to continue as a going concern.

As of the six-month period ending October 31, 2025, the Group had a net loss of S$1,505,248 (approximately US$1,156,784) and incurred a negative cashflow from operations of S$1,291,947 (approximately US$992,860), against a cash balance of S$54,989 (approximately US$42,259). This raises substantial doubt about our ability as a going concern.

To sustain our ability to support our ongoing activities, we considered supplementing our sources of funding through the following:

-	Cash flow from operations through sale of our products
-	Net negative cash burn from operation has reduced to less than S $0.2m per month after the restructuring exercise from June 2025 onwards
-	Continuous support from major shareholders, such as Tonghuai SG Enterprise Pte. Ltd. which has provided for the shareholders’ loan

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there will likely be a material adverse effect on the Company’s business. All these factors raise substantial doubt about the ability of the Company to continue as a going concern.

Short-Term Liquidity (Next 12 Months)

Based on our current monthly cash burn rate of less than S$200,000 per month following our June 2025 restructuring, we estimate that we will require approximately S$500,000 to S$1 million in additional funding to satisfy our cash requirements for the next 12 months. Our primary uses of cash during this period are expected to include: (i) operating expenses, including employee compensation, rent, and professional services; (ii) sales and marketing initiatives to expand our customer base; and (iii) repayment of our bank loan obligations, which mature in August 2027. As of October 31, 2025, we had S$106,508 (US$81,852) outstanding for our temporary bridging loan, which bears interest at 4.75% per annum.

Long-Term Liquidity (Beyond 12 Months)

Our long-term liquidity needs will depend on numerous factors, including: (i) our ability to achieve profitability and generate positive cash flows from operations; (ii) the rate at which we expand our operations and customer base in Singapore and the Southeast Asian region; (iii) our capital expenditure requirements for equipment and technology; and (iv) our ability to access debt or equity financing on acceptable terms. We currently do not have any committed sources of long-term financing and will need to raise additional capital to support our growth strategy and repay our outstanding indebtedness. There can be no assurance that such financing will be available on favorable terms, or at all.

There is no immediate liquidation concern for the Company; however, there is substantial doubt on the Company being a going concern but the management has positive mitigation plan to handle going concern issue.

Capital Raising Strategy

To address our liquidity needs and the substantial doubt about our ability to continue as a going concern, we are pursuing a capital raising strategy that may include: (i) additional equity financing, including potential follow-on public offerings or private placements; (ii) debt financing, including bank loans or convertible instruments; and (iii) continued support from our major shareholder, Tonghuai SG Enterprise Pte. Ltd., which has provided loans totaling S$3,755,423 (approximately US$2,886,043) as of October 31, 2025. These loans from Tonghuai SG Enterprise Pte. Ltd. are interest-free, unsecured, and due on demand. There is no written agreement or commitment obligating Tonghuai SG Enterprise Pte. Ltd. to provide additional funding, although the shareholder has historically supported the Company’s operations and has indicated its intention to continue doing so. Management is actively evaluating financing alternatives; however, as of the date of this report, no definitive financing agreements have been entered into and there can be no assurance that any such financing will be obtained.

Impact of November 2025 IPO

On November 12, 2025, we completed our initial public offering of 2,700,000 Class A ordinary shares at a public offering price of $4.00 per share, and on November 24, 2025, the underwriters exercised their over-allotment option in full to purchase an additional 405,000 Class A ordinary shares. After deducting underwriting discounts and commissions of 7.5% ($0.30 per share) and estimated offering expenses of approximately $1,669,808,   we received net proceeds of approximately US$9,400,220. These proceeds are being used for working capital and general corporate purposes, including expansion through acquisitions. While the IPO proceeds provide additional liquidity, the Company continues to evaluate its ongoing funding requirements and may need to raise additional capital to support its operations and growth strategy.

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The unaudited consolidated financial statements do not include any adjustments that might be necessary if the Group is unable to continue as a going concern.

	For six-month periods ended October 31,
	2025		2024		Variance
	SGD	USD	SGD	USD	SGD	USD	% Change

Liquidity and capital resources:
Cash and cash equivalents at the beginning of the year	129,552	99,561	2,312,107	1,776,854	(2,182,555)	(1,677,293)	(94.4)%

Net cash used in operating activities	(1,291,946)	(992,859)	(1,928,901)	(1,482,360)	636,955	489,501	(33.0)%
Net cash used in investing activities	491,709	377,878	(285,803)	(219,640)	777,512	597,518	(272.0)%
Net cash generated from financing activities	729,793	560,845	134,252	103,173	595,541	457,672	443.6%

Translation loss	(4,119)	(3,166)	-	-	(4,119)	(3,166)	0.0%

Net increase/(decrease) in cash and cash equivalents	(74,563)	(57,302)	(2,080,452)	(1,598,827)	2,005,889	1,541,525	(96.4)%

Cash and cash equivalents as at the end of the year	54,989	42,259	231,655	178,027	(176,666)	(135,768)	(76.3)%

On August 11, 2022, the Company has acquired a 5-year S$270,000 temporary bridging loan which expires in August 2027. The bank loan which carries interest of 4.75% per annum is secured by joint and several guarantee by Andrew Yeo Eng Sian (former Chief Executive Officer) and Beh Hook Seng (Executive Chairman). As of October 31, 2025, the carrying amount of the bank loan was S$106,508 (US$81,852).

On November 4, 2022, the Company has acquired another 5-year S$500,000 secured fixed rate bank loan which expires in November 2027. The bank loan which carries interest of 7.75% per annum is secured by joint and several guarantee by Beh Hook Seng, Andrew Yeo Eng Sian, Wong Teck Far and Chua Jun Hao, David. As of October 31, 2024, the bank loan has been fully paid.

Cash Flows used in Operating Activities

For the six-month period ended October 31, 2025, net cash flow used in operating activities was S$1,291,946 (approximately US$992,859) compared to cash flow used in operations of S$1,928,901 (approximately US$1,482,360) during the six-month period ended October 31, 2024. The decrease in cash flow used in operations was primarily the result of lower net loss and increase in other payables.

For the six-month period ended October 31, 2024, net loss of S$2,019,092 (approximately US$1,551,672) adjusted for non-cash items which included depreciation S$95,602 (approximately US$73,470). This was offset against net cash outflow arising from the net change in operating assets and liabilities of S$75,692 (approximately US$58,169).

Cash Flows used in Investing Activities

Net cash from investing activities was S$491,709 (approximately US$377,878) for the six-month period ended October 31, 2025, as compared to net cash used of S$285,803 (approximately US$219,640) for the six-month period ended October 31, 2024.

Net cash from investing activities for the six-month period ended October 31, 2025 consisted of repayment of loan to third-party, purchase of production equipment, computer and software, furniture and fittings, office equipment and renovation in the amount of S$491,709 (approximately US$377,878). On January 19, 2024, Phaos Technology Pte. Ltd. (the “Lender”) entered into a loan agreement with PT Neura Integrasi Solusi (the “Borrower”) for the purposes of further business activities in Indonesia and working capital, this loan has been fully impaired as at October 31, 2025.

Net cash used in investing activities for the six-month period ended October 31, 2024 consisted of a loan to third-party, purchase of production equipment, computer and software, furniture and fittings, office equipment and renovation in the amount of S$285,803 (approximately US$219,640).

Cash Flows from Financing Activities

Net cash generated from financing activities was S$729,793 (approximately US$560,845) for the six-month period ended October 31, 2025, as compared to S$134,252   (approximately US$103,173) for the six-month period ended October 31, 2024.

Net cash generated from financing activities for the six-month period ended October 31, 2025 consisted of net proceeds  from related party, Tonghuai SG Enterprise Pte. Ltd ., of S$760,000 (approximately US$584,060), and offset by repayments of borrowings of S$27,471 (approximately US$21,113) and deferred offering costs of S$2,736 (approximately US$2,103).

Net cash generated from financing activities for the six-month period ended October 31, 2024 consisted of proceeds from subscription monies in the amount of S$255,195 (approximately US$196,117), net proceeds from related party, Tonghuai SG Enterprise Pte. Ltd., of S$412,670 (approximately US$317,137), and offset by repayments of borrowings of S$413,612 (approximately US$317,861) and deferred offering costs of S$120,001   (approximately US$92,221).

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Working Capital

As of the six-month period ending October 31, 2025, the Group’s incurred a negative cashflow from operations of S$1,291,946 (approximately US$992,859), against a cash balance of S$54,989 (approximately US$42,259).

For the year ended April 30, 2025, the Group’s incurred a negative cashflow from operations of S$3,653,376 (approximately US$2,807,619), against a cash balance of S$129,552 (approximately US$99,561).

Discussion of Certain Balance Sheet Items

The following table set forth selected information from our consolidated balance sheets as of October 31, 2025 and April 30, 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

Account payables

	As of,
	October 31, 2025			April 30, 2025		Variance
	SGD	USD		SGD	USD	SGD	USD	% Change

Account payables	58,010	4	4,581	93,931	72,186	(35,921)	(27,605)	(38.2)%

Account payables decreased by S$35,921 (approximately US$27,605) from S$93,931 (approximately US$72,186) to S$58,010 (approximately US$44,581) as of April 30, 2025, to October 31, 2025, respectively. The turnover days is 544 days as of October 31, 2025 and 542 days as of April 30, 2025. This decrease reflects our ongoing efforts to manage our payables efficiently as we grow and expand our operations. We remain focused on managing our accounts payable efficiently to support our financial stability and growth objectives in the future.

Account receivables

	As of,
	October 31, 2025		April 30, 2025		Variance
	SGD	USD	SGD	USD	SGD	USD	% Change
Account receivables, before allowance for doubtful accounts	47,623	36,598	38,384	29,498	9,239	7,100	24.1%
Accounts Receivables	30,120	23,147	38,275	29,414	(8,155)	(6,267)	(21.3)%
(1 - 90 days)
Accounts Receivables	-	-	-	-	-	-	-
(91 - 180 days)
Accounts Receivables	17,503	13,451	109	84	17,394	13,367	15957.8%
Over 180 days

Typically, we provide up to 30 days credit terms for our customers.

Account receivables, net of allowance for doubtful accounts increased by S$9,239 (approximately US$7,100) from S$38,384 (approximately US$29,498) to S$47,623 (approximately US$36,598) as of April 30, 2025, to October 31, 2025, respectively. The turnover days is 179 days and 491 days as of October 31, 2025 and April 30, 2025, respectively. An increase in accounts receivable and turnover days is as a result of customer base where a higher proportion of sales is to government bodies where the payment period is longer. Subsequent to October 31, 2025 the Company collected US$23,147, representing 63.2% of the outstanding balance. As of December 31, 2025 US$13,656 remained outstanding.

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Lease Liabilities

	As of,
	October 31, 2025		April 30, 2025		Variance
	SGD	USD	SGD	USD	SGD	USD	% Change
Current Liabilities
Lease liabilities – current	40,368	31,022	109,142	83,876	(68,774)	(52,854)	(63.0)%

Non-current liabilities
Lease liabilities – non-current	10,257	7,883	22,703	17,447	(12,446)	(9,564)	(54.8)%

Total lease liabilities	50,625	38,905	131,845	101,323	(81,220)	(62,418)	(61.6)%

Total lease liabilities comprise current lease liabilities and non-current lease liabilities.

The total borrowings of the Group decreased by S$81,220 (approximately US$62,418) from S$131,845 (approximately US$101,323) to S$50,625 (approximately US$38,905) as of April 30, 2025, to October 31, 2025, respectively.

Leases represented four property lease agreements with lease terms ranging from 2 years to 3 years. The existing lease payable represents the remaining lease period where three property lease agreements will end in   the year 2026 and one property lease agreement will end in the year 2027.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

Bank Loan Covenants

As of October 31, 2025, we have an outstanding bank loan of S$106,508 (approximately US$81,852) under our temporary bridging loan facility with Enterprise Singapore, which matures in August 2027 and bears interest at 4.75% per annum. This loan is secured by joint and several guarantees from former Chief Executive Officer Andrew Yeo Eng Sian and Executive Chairman Beh Hook Seng. The loan agreement does not contain financial covenants.   As of October 31, 2025, we were in compliance with all applicable covenants under this facility.

Related Party Transactions

As discussed above, we have received significant financial support from our major shareholder, Tonghuai SG Enterprise Pte. Ltd., in the form of loans totaling S$3,755,423 (approximately US$2,886,043) as of October 31, 2025. These loans are interest-free, unsecured, and due on demand with no written agreement or commitment for future funding. The interest-free nature of these loans represents a benefit to the Company that would not be available in an arms-length transaction with an unrelated party. If these loans were called for repayment, we would likely be unable to satisfy such demand from our existing resources and would need to seek alternative financing, which may not be available on acceptable terms, or at all. Our dependence on this related party financing represents a material risk to our liquidity and ability to continue as a going concern.

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